Exhibit 99.1

Similarweb Welcomes Lisa Campbell and Barak Eilam to its Board of Directors

TEL AVIV, Israel – [September 5, 2024] – Similarweb Ltd. (NYSE: SMWB), a leading digital market intelligence company, is pleased to announce the appointment of Lisa Campbell and Barak Eilam to its Board of Directors, with overwhelming support at the general meeting of shareholders earlier today. Their extensive experience in scaling and leading successful SaaS and technology companies will further enhance Similarweb’s strategic growth and industry leadership.

Or Offer, Co-Founder and CEO of Similarweb, commented, "I am thrilled to welcome Lisa and Barak to our Board of Directors. They each bring extensive experience in growing and scaling software companies, and a deep understanding of business strategy and technology that align perfectly with Similarweb’s vision for the future. The recent additions to our Board, including Kipp Bodnar, CMO of HubSpot, reflect our commitment to investing in top-tier leadership, as part of our broader strategic efforts to become the world’s leading digital data company. I am confident that Barak, Lisa and Kipp’s insights and guidance will contribute to our ongoing success and innovation, as we continue our mission to empower businesses with unparalleled digital intelligence."

Lisa Campbell brings over two decades of experience in business strategy and marketing. Most recently, she served as Chief Marketing Officer at OneTrust, where she was instrumental in driving the company’s market expansion and brand recognition. Prior to OneTrust, Lisa served as the Chief Marketing Officer of Autodesk, Inc. Her deep expertise in managing global eCommerce businesses, industry strategy, and marketing across diverse sectors makes her a valuable addition to Similarweb’s board. Lisa also serves on the board of Dropbox Inc. (NASDAQ: DBX), contributing her insights to its Audit, Nomination, and Governance committees.

Barak Eilam, the current CEO of NICE Ltd. (NASDAQ: NICE), brings a wealth of experience in executive management and business development. Under his leadership, NICE has seen significant global expansion and innovation, particularly in the realms of customer experience and data analytics. With a strong background in sales, product management, and technology, Barak previously successfully led NICE’s American division and founded its Interaction Analytics Global Business Unit. His expertise in driving strategic initiatives and leading high-performing teams will be invaluable as Similarweb continues to strengthen its position as a global leader in digital intelligence.

Or Offer added, “Lisa and Barak’s impressive track records in driving growth and navigating the complexities of the technology sector make them exceptional additions to our board. Their guidance will be instrumental as we continue to execute on our strategic priorities and deliver value to our shareholders.”

About Similarweb

Similarweb powers businesses to win their markets with Digital Data. By providing essential web and app data, analytics, and insights, we empower our users to discover business opportunities, identify competitive threats, optimize strategy, acquire the right customers, and increase monetization. Similarweb products are integrated into users’ workflow, powered by advanced technology, and based on leading comprehensive Digital Data.

Exhibit 99.1

Disclaimer: All names, brands, trademarks, and registered trademarks are the property of their respective owners. The data, reports, and other materials provided or made available by Similarweb consist of or include estimated metrics and digital insights generated by Similarweb using its proprietary algorithms, based on information collected by Similarweb from multiple sources using its advanced data methodologies. Similarweb shall not be responsible for the accuracy of such data, reports, and materials and shall have no liability for any decision by any third party based in whole or in part on such data, reports, and materials.

Press:
David F. Carr
Similarweb
david.carr@similarweb.com

Investors:
Rami Myerson
Similarweb
rami.myerson@similarweb.com